Resident in Atlanta Office
direct dial: (404) 572-6810
rklingler@pogolaw.com

May 23, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	William Friar
Senior Financial Analyst

Re:	NBOG Bancorporation, Inc.
Amendment No. 1 to Form SB-2
Filed April 27, 2005
File No. 333-122567

Ladies and Gentlemen:

On behalf of our client, NBOG Bancorporation, Inc. (the “Company” or “NBOG”), we are responding to the comments received from your office by letter dated May 20, 2005 with respect to the above-referenced Amendment No. 1 to Form SB-2 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of the Registration Statement being filed concurrently and reflect the Company’s responses to your comments.

Securities and Exchange Commisssion
May 23, 2005

Form SB-2
Prospectus Cover Page

1.
The staff is still unable to reconcile the shares offered with the financial statements and the recent sales in 2005. Starting with the 805,389 shares outstanding at 12/31/04, advise us as to how many of the 75,066 shares disclosed in the penultimate paragraph in the “Recent sales” section are included in the 805,389 number outstanding at 12/31/04.

805,389	Shares Outstanding at December 31, 2004.

+16,667
Shares Purchased in January 2005 (in addition to 58,399 shares sold in December equals the 75,066 shares sold in that private offering; the 58,399 shares are already included in the figure for the Shares Outstanding at December 31, 2004.)

+46,142	Shares Issued in March 2005 (option and warrant exercises)

868,198	Shares Outstanding at Record Date of Offering

x1.72	Rights Offering Ratio

1,493,301	Shares Offered in this Rights Offering (rounded up to nearest whole share)

Subsequent to our proposed record date of May 17, 2005, one director exercised an additional 3,533 warrants to purchase NBOG common stock. The Company does not intend to grant any subscription rights in connection to that warrant purchase. The director was aware of the proposed record date, and does not expect to receive any additional subscription rights as a result of his exercise.

Securities and Exchange Commisssion
May 23, 2005

Critical Accounting Policies - page 24
Management’s Discussion and Analysis

2.	As previously requested in comment 22, please revise your discussion of the accounting policies for the allowance for loan losses to address the following:
w	Discuss the significant difference you experienced between previously estimated credit losses as compared to actual credit losses.
w
Discuss why the difference between actual credit quality and previously estimated credit quality occurred, quantify the differences and discuss whether or not you anticipate similar volatility in your estimates in the future.

We have revised the disclosure accordingly.

Formal Agreement - page 25

3.
We note your response to comments 24 and 45; however we could not locate sufficient disclosure of the impact of the steps you have taken under the regulatory agreement so far and what you anticipate the future impact will be on your loan portfolio and credit losses. Please revise to more clearly disclose the impact of steps required by your regulatory agreement, providing quantification where possible. For instance, for the required steps identified on pages 25-27, 43-45 and 62-63:

w	Clearly disclose the amount of additional costs you expect to incur or that you have already incurred to implement the given requirement.
w	Quantify the amount of additional capital you need to achieve by the given deadlines and clearly disclose how you have or intend to achieve those amounts.
w	Clearly disclose the impact on your loan portfolio and discuss the impact on the trends experienced in your provision for loan losses recorded in recent periods.

We have revised the disclosure accordingly in Management’s Discussion and Analysis, and cross-referenced this updated section in the other sections of the prospectus.

Provision and Allowance for Loan Losses - page 33

4.	Please revise your discussion to disclose how you determined that a reserve of $259,500 was adequate to cover your non-accrual loans of $1.7 million.

We have revised the disclosure accordingly.

Securities and Exchange Commisssion
May 23, 2005

Consolidated Financial Statements
(1) Summary of Significant Accounting Policies - page F-10
General

5.	Please revise to include a description of how you accounted for loan fees and costs related to your loan portfolio held for investment in accordance with SFAS 91 during the periods presented.

We have revised the disclosure accordingly.

(3) Loans - page F-17

6.	Please revise to disclose the specific reasons why you have no specific allowance for loan losses allocation for impaired loans.

We have revised the disclosure accordingly.

(7) Income Taxes - page F-19

7.
Please refer to our previous comment 55. We could not locate a tabular rollforward of the valuation allowance. For each period presented, please revise your disclosures to include a tabular rollforward showing the beginning balance, any additions, deletions or changes and ending balance of the valuation allowance.

We have revised the disclosure accordingly.

Legal Opinion

8.	Revise the legal opinion to indicate the body of laws being opined upon.

The legal opinion has been revised accordingly.

Securities and Exchange Commisssion
May 23, 2005

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at 404.572.6810. My fax number is 404.572.6999.

Very truly yours,

/s/ Robert D. Klingler

Robert D. Klingler

For Powell Goldstein LLP

Enclosures
::ODMA\PCDOCS\ATL\877141\2

cc:	Mr. Albert F. Satterwhite

Kathryn L. Knudson, Esq.
Todd Wade, Esq.